SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

OneSmart International Group Limited

(Name of Issuer)

Sponsored ADS

(Title of Class of Securities)

68276W103 **

(CUSIP Number)

January 7, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** The CUSIP number is for the American Depository Shares that trade on the New York Stock Exchange, each representing 40 Class A Ordinary Shares, par value $0.000001 per share. No CUSIP number has been assigned to the ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

CUSIP No. 68276W103
1	NAME OF REPORTING PERSONS Keenan Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 68276W103
1	NAME OF REPORTING PERSONS Keenan Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 68276W103
1	NAME OF REPORTING PERSONS Keenan Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 68276W103
1	NAME OF REPORTING PERSONS Charles J. Keenan, IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

OneSmart International Education Group Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

165 West Guangfu Road

Putuo District

Shanghai, 200063 People’s Republic of China

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by Keenan Capital, LLC (“Keenan Capital”), Keenan Capital GP, LLC (“KCGP”), Keenan Capital Fund, LP (KCF) and Charles J. Keenan, IV (“Mr. Keenan” and together with Keenan Capital, KCGP, KCF, the “Reporting Persons”) with respect to shares of Class A Ordinary Shares, par value $0.000001 of OneSmart International Education Group Limited.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is:

1229 Burlingame Avenue, Suite 201

Burlingame, CA 94010.

Item 2(c).	Citizenship:

Keenan Capital is a California limited liability company. KCGP is a Delaware limited liability company. KCF is a Delaware limited partnership. Mr. Keenan is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Sponsored ADS each representing 40 Class A Ordinary Shares, par value $0.000001.

Item 2(e).	CUSIP Number:

68276W103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item	4. Ownership:

Item 4(a).	Amount Beneficially Owned:

As of January 7, 2022, each of the Reporting Persons may be deemed the beneficial owner of 0 shares.

Item 4(b).	Percent of Class:

As of January 7, 2022, each of the Reporting Persons may be deemed the beneficial owner of 0.0% of Shares outstanding.

Item 4(c).	Number of Shares of which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2022

Keenan Capital, LLC

By: /s/ Charles J. Keenan, IV

Name: Charles J. Keenan, IV

Title: Manager

Keenan Capital GP, LLC

By: /s/ Charles J. Keenan, IV

Name: Charles J. Keenan, IV

Title: Manager

Keenan Capital Fund, LP

By: /s/ Charles J. Keenan, IV

Name: Charles J. Keenan, IV

Title: Manager

Individual

By: /s/ Charles J. Keenan, IV Charles J. Keenan, IV

[Signature page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.

Description

A

Joint Filing Agreement